SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 13
to
SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.
(Name of Subject Company)

GREAT WOLF RESORTS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

391523107
(CUSIP Number of Class of Securities)

James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
525 Junction Road, Suite 6000 South
Madison, Wisconsin  53717
(608) 662-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey D. Marell
Kelley D. Parker
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 to the Schedule 14D-9 (“Amendment No. 13”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on March 13, 2012 (as amended, the “Schedule 14D-9”), by Great Wolf Resorts, Inc., a Delaware corporation (the “Company”) as amended by Amendment No. 1 to the Schedule 14D-9 filed on March 15, 2012, Amendment No. 2 to the Schedule 14D-9 filed on March 20, 2012, Amendment No. 3 to the Schedule 14D-9 filed on April 4, 2012, Amendment No. 4 to the Schedule 14D-9 filed on April 5, 2012, Amendment No.5 to the Schedule 14D-9 filed on April 9, 2012 (“Amendment No. 5”), Amendment No. 6 to the Schedule 14D-9 filed on April 16, 2012, Amendment No. 7 to the Schedule 14D-9 filed on April 18, 2012, Amendment No. 8 to the Schedule 14D-9 filed on April 19, 2012, Amendment No. 9 to the Schedule 14D-9 filed on April 19, 2012, Amendment No. 10 to the Schedule 14D-9 filed on April 20, 2012, Amendment No. 11 to the Schedule 14D-9 filed on April 20, 2012 (“Amendment No. 11”)  and Amendment No. 12 to the Schedule 14D-9 filed on April 23, 2012.  The Schedule 14D-9 relates to the tender offer (the “Offer”) by K-9 Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement, dated as of March 12, 2012, by and between the Company and Registrar and Transfer Company, as rights agent (the “Rights” and together with the Company’s common stock, the “Common Shares,” and each a “Common Share”) (including any restricted shares), upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase, dated March 13, 2012, (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letters of Transmittal, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(D) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 13 by reference to all of the applicable items in the Schedule 14D-9, as previously amended, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This amendment is being filed in connection with the entry by the Company into a proposed settlement agreement regarding the settlement of purported class action lawsuits (see “Item 8, Additional Information — Litigation Related to the Offer” below).

ITEM 4.         THE SOLICITATION OR RECOMMENDATION.

1.           Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction—Background of the Merger” of the Schedule 14D-9, as set forth on Amendment No. 5, is hereby amended and supplemented by including as the second sentence in the paragraph beginning, “Following a process of identifying potential financial advisors,” on page 6 of Amendment No. 5 as follows:

“In connection with their presentation to the Board of Directors, Deutsche Bank disclosed its historical and ongoing business relationships with several strategic and financial parties, including the Apollo Parties, and involvement in certain associated transactions.  The plaintiffs’ scrutiny of the extent of Deutsche Bank's business dealings and financial relationship with Apollo Global Management and certain of its affiliates (“Apollo”), and the results of such scrutiny, came to the attention of the Board of Directors during the course of the litigation described under Item 8 “—Litigation Related to the Offer” of the Schedule 14D-9.”

2.           Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction—Background of the Merger” of the Schedule 14D-9, as set forth on Amendment No. 5, is hereby amended and supplemented by replacing the paragraph beginning, “On August 4, 2011,” on page 7 of Amendment No. 5 as follows:

“On August 4, 2011, the Company entered into a confidentiality agreement with Party C that contained a standstill provision barring Company C from making a proposal to acquire the Company unless invited to do so by the Board and that does not terminate upon the announcement of a transaction with the Company by another third party; such confidentiality agreement superseded the agreement entered into by the Company and Party C on May 26, 2011.”

3.           Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction—Background of the Merger” of the Schedule 14D-9, as set forth on Amendment No. 5, is hereby amended and supplemented by replacing the paragraph beginning, “On August 12, 2011,” on page 7 of Amendment No. 5 as follows:

“On August 12, 2011, the Company entered into confidentiality agreements with each of Party H and Party I. Party I’s confidentiality agreement contained a standstill provision barring Company I from making a proposal to acquire the Company unless invited to do so by the Board and that does not terminate upon the announcement of a transaction with the Company by another third party.”

4.           Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction—Background of the Merger” of the Schedule 14D-9, as set forth on Amendment No. 5, is hereby amended and supplemented by replacing the final sentence of the paragraph beginning, “On October 31, 2011,” on page 8 of Amendment No. 5 as follows:

“On November 22, 2011, the Company entered into a separate confidentiality agreement with Party M that contained a standstill provision barring Company M from making a proposal to acquire the Company unless invited to do so by the Board and that does not terminate upon the announcement of a transaction with the Company by another third party.”

5.           Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction—Background of the Merger” of the Schedule 14D-9, as set forth on Amendment No. 5, is hereby amended and supplemented by replacing the second paragraph beginning, “On November 15, 2011,” on page 9 of Amendment No. 5 as follows:

“On November 15, 2011, the Company entered into a confidentiality agreement with Party N barring Party N from making a proposal to acquire the Company unless invited to do so by the Board and that contained a standstill provision  that does not terminate upon the announcement of a transaction with the Company by another third party.”

6.           Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction—Background of the Merger” of the Schedule 14D-9, as set forth on Amendment No. 5, is hereby amended and supplemented by replacing the paragraph beginning, “On December 21, 2011,” on page 11 of Amendment No. 5 as follows:

“On December 21, 2011, representatives of Akin Gump met telephonically with representatives of Paul, Weiss during which the representatives of Akin Gump discussed various transaction issues, including requests by the Apollo Parties that (i) the Company adopt a stockholder rights plan concurrently with executing definitive transaction documents, which the Apollo Parties believed would deter activist Company investors from acquiring positions large enough to disrupt the contemplated transaction, (ii) the transaction be structured as a two-step tender offer (including a so called “top-up option”) and (iii) concurrently with the execution of definitive transaction documents, the Company sell to the Apollo Parties preferred shares of the Company convertible into 19.9% of the outstanding common equity of the Company as a method of added deal protection.”

7.           Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction—Background of the Merger” of the Schedule 14D-9, as set forth on Amendment No. 5, is hereby amended and supplemented by replacing the fourth sentence in the paragraph beginning, “On February 20, 2012,” on page 14 of Amendment No. 5 as follows:

“A representative of Paul, Weiss then gave a summary of the legal issues related to the then-current drafts of the merger agreements and ancillary agreements, including the provisions related to termination fees and deal protection, expense reimbursement and financing.  A representative of Paul, Weiss also reported on the Apollo Parties’ continuing insistence that the Company adopt a stockholder rights plan, which the Apollo Parties believed would prevent activist Company investors from acquiring positions large enough to thwart a transaction.”

8.           Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction—Background of the Merger” of the Schedule 14D-9, as set forth on Amendment No. 11, is hereby amended and supplemented by adding the following new paragraph at the end thereof:

“On April 25, 2012, the Company and the Apollo Parties agreed to waive the standstill provisions in the Company’s confidentiality agreements with parties C, I, M and N, in each case, solely as such standstill provisions relate to the ability of such parties to deliver a confidential unsolicited bona fide written Takeover Proposal (as defined in the Merger Agreement) to the Company.”

ITEM 5.         PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

1.           Item 5, Persons/Assets Retained, Employed, Compensated or Used of the Schedule 14D-9, as set forth in Amendment No. 11, is hereby amended and supplemented by replacing the first sentence of the second full paragraph beginning “Based on its analysis,” on page 10 of Amendment No. 11 as follows:

“Based on its analysis of the ratios of Enterprise Value to forward EBITDA (the “EBITDA Multiple”) for each of the Selected Companies, which ranged between 7.8x and 11.3x, Deutsche Bank selected a representative EBITDA Multiple range of 6.75x to 7.75x, which factored in the historic discount that Great Wolf had traded to such Selected Companies over the past three years.  The median and mean multiples of 2012 EBITDA for the “Lodging Comparables” was 11.1x and 10.0x; the median and mean multiples of 2012 EBITDA for the “Leisure Comparables” was 8.5x and 8.9x; and the median and mean multiples for the “Total Peer Set” was 9.4x and 9.5x.”

2.           Item 5, Persons/Assets Retained, Employed, Compensated or Used of the Schedule 14D-9, as set forth in Amendment No. 11, is hereby amended and supplemented by replacing the first sentence of the first full paragraph beginning “Based on its analysis,” on page 11 of Amendment No. 11 as follows:

“Based on its analysis of one year forward EBITDA Multiples for each of the Selected Transactions, which ranged from 7.4x to 14.8x for Waterpark Hotel Transactions and 6.1x to 12.0x for Theme Park Transactions, Deutsche Bank selected a representative one year forward EBITDA Multiple range of 7.0x to 8.5x, based on Deutsche Bank's judgment as to the comparability of the Selected Transactions.  The median and mean multiples of one year forward EBITDA for “Theme Parks” was 8.7x and 8.6x; the median and mean multiples of one year forward EBITDA for “Waterpark Hotels” was 11.1x and 11.1x.”

3.           Item 5, Persons/Assets Retained, Employed, Compensated or Used of the Schedule 14D-9, as set forth in Amendment No. 11, is hereby amended and supplemented by replacing the first sentence of the last paragraph beginning “As part of its analysis of the Per Key Transactions,” on page 11 of Amendment No. 11 as follows:

“As part of its analysis of the Per Key Transactions, Deutsche Bank calculated a representative range of a target’s Enterprise Value (taking into account Unconsolidated Investments) per number of such target’s rooms of $180,500 to $200,000 (“Per Key Value”), based upon a Per Key Value for the Waterpark Hotel Transactions of $19,449 to $197,755 and a Per Key Value for the Lodging Transactions of $51,644 to $225,751 and on Deutsche Bank’s judgment as to the comparability of the Per Key Transactions.”

4.           Item 5, Persons/Assets Retained, Employed, Compensated or Used of the Schedule 14D-9, as set forth in Amendment No. 11, is hereby amended and supplemented by replacing the sixth sentence of the paragraph entitled Discounted Cash Flow Analysis as follows:

“Deutsche Bank calculated a weighted average cost of capital (“WACC”) for Great Wolf of 12.5%. Based on the Company's challenges to raise incremental debt and equity capital, and the likely costs associated with raising incremental capital, Deutsche Bank estimated the appropriate discount rate to range from 12.5% to 15%.”

5.           Item 5, Persons/Assets Retained, Employed, Compensated or Used of the Schedule 14D-9, as set forth in Amendment No. 11, is hereby amended and supplemented by replacing the fourth sentence of the  paragraph entitled “Leveraged Buyout Analysis” on page 12 of Amendment No. 11 as follows:

“Based on these projections and assumptions, among others, and assuming for these purposes that the exit multiple equals the entry multiple, Deutsche Bank calculated, after accounting for Net Debt, a range of implied equity values per share of $6.10 to $7.56 at which a financial buyer might be willing to pay to acquire Great Wolf

Resorts.  Consequently, as the offer price increased, the entry and exit multiples increased, causing the LBO range to increase from previous analyses presented to the Board of Directors.”

6.           Item 5, Persons/Assets Retained, Employed, Compensated or Used of the Schedule 14D-9, as set forth in Amendment No. 11, is hereby amended and supplemented by adding the following to clause (a) of the last paragraph on page 13 of Amendment No. 11 prior to the semicolon at the end thereof:

“, which shall reduce the transaction fee paid in connection with the consummation of the Merger or any fee payable pursuant to (c) below”

7.           Item 5, Persons/Assets Retained, Employed, Compensated or Used of the Schedule 14D-9, as set forth in Amendment No. 11, is hereby amended and supplemented by adding the following sentence to clause (c) on page 14 of Amendment No. 11 at the end thereof:

“At the Offer Price, such transaction fee is approximately $5.8 million, which fee is reduced by the retainer fee and opinion fee as disclosed in (a) and (b) above.”

8.           Item 5, Persons/Assets Retained, Employed, Compensated or Used of the Schedule 14D-9, as set forth in Amendment No. 11, is hereby amended and supplemented by adding the following as the new fourth sentence of the paragraph beginning “Deutsche Bank is” on page 14 of Amendment No. 11 thereof:

“According to Deutsche Bank records, since 2007,  Deutsche Bank has received approximately €120.9 million in revenues for United States banking-related transactions from Apollo.”

ITEM 8.         ADDITIONAL INFORMATION TO BE FURNISHED.

1.           Item 8, Additional Information To Be Furnished, paragraph (k), “Litigation Related to the Offer” of the Schedule 14D-9, is hereby amended and supplemented by adding new paragraphs at the end thereof as follows:

“On April 25, 2012, the parties to the Delaware cases and the Wisconsin state court cases reached an agreement in principle to settle those cases. The proposed settlement, which is subject to court approval following notice to the class and a hearing, provides for the dismissal with prejudice of plaintiffs' complaints and of all claims asserted therein.  In connection with the proposed settlement, the Company has agreed to (a) make certain disclosures sought by the plaintiffs in connection with this litigation and (b) waive the standstill provisions in the Company’s confidentiality agreements with parties C, I, M and N, in each case, solely as such standstill provisions relate to the ability of such parties to deliver a confidential unsolicited bona fide written Takeover Proposal (as defined in the Merger Agreement) to the Company.

The Company, the members of the Board of Directors and the Apollo Parties each have denied, and continue to deny, that they committed or attempted to commit any violation of law or breach of fiduciary duty owed to the Company and/or its stockholders, aided or abetted any breach of fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in these actions. All of the defendants expressly maintain that they complied with their fiduciary and other legal duties. However, in order to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in the actions or any liability with respect thereto, the defendants have concluded that it is desirable to settle the claims against them on the terms reflected in the proposed settlement. The proposed settlement is subject to customary conditions including completion of appropriate settlement documentation, approval by the appropriate courts, and consummation of the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT WOLF RESORTS, INC.

By:	/s/ James A. Calder
Name: James A. Calder
Title: Chief Financial Officer

Dated: April 25, 2012